02 APR -5 AM 8:47

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

02028264

3rd April 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres Group Limited
Registered number: 3073845

I attach form 288a Appointment of director for Mr David Soutar Lowden. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

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f:\users\legal\cherylg\judi\stats\001 020402.doc

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 3073845

Company Name in full TAYLOR NELSON SOFRES GROUP LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	28	03	2002	†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc: —

Forename(s): DAVID SOUTAR ~~LOWDEN~~

Surname: LOWDEN

Previous Forename(s): — Previous Surname(s): —

Usual residential address: THE SQUIRRELS, RIVERSDALE

Post town: BOURNE END Postcode: SL8 5EB

County / Region: BUCKINGHAMSHIRE Country: U.K

†Nationality: BRITISH †Business occupation: ACCOUNTANT

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 28/3/2002

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 28/3/2002

(**a ~~director~~ / secretary / ~~administrator / administrative receiver~~ / ~~receiver manager~~ / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
WESTGATE,
LONDON W5 1UA Tel
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised July 1998

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**